April 29, 2009

Myron L. Turfitt
President
United Refining Energy Corp.
823 Eleventh Ave.
New York, New York 10019

> **Re:** **United Refining Energy Corp.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed December 1, 2008**
> **File No. 1-33868**
> **Response Letter Dated April 1, 2009**

Dear Mr. Turfitt:

     We refer you to our comment letter dated March 27, 2009 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

     Sincerely,

     Cecilia Blye, Chief
     Office of Global Security Risk

cc: John Reynolds
       Assistant Director
       Division of Corporation Finance